1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 13, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$3.73

Hsinchu, Taiwan, R.O.C., Oct 13, 2016 -- TSMC today announced consolidated revenue of NT$260.41 billion, net income of NT$96.76 billion, and diluted earnings per share of NT$3.73 (US$0.59 per ADR unit) for the third quarter ended September 30, 2016.

Year-over-year, third quarter revenue increased 22.5% while net income and diluted EPS both increased 28.4%. Compared to second quarter 2016, third quarter results represent a 17.4% increase in revenue, and a 33.4% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $8.20 billion, which increased 19.8% from the previous quarter and 23.0% year-over-year.

Gross margin for the quarter was 50.7%, operating margin was 40.8%, and net profit margin was 37.2%.

Shipments of 16/20-nanometer accounted for 31% of wafer revenues, and 28-nanometer process technology accounted for 24% of total wafer revenues. Advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 55% of total wafer revenues.

“Despite a less favorable exchange rate than our forecast, third quarter revenue surpassed the high-end of our guidance given three months ago, mainly due to strong demand in overall smartphone market,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption of 1 US dollar to 31.50 NT dollars, management expects overall performance for fourth quarter 2016 to be as follows”:

•	Revenue is expected to be between NT$255 billion and NT$258 billion;

•	Gross profit margin is expected to be between 50.5% and 52.5%;

•	Operating profit margin is expected to be between 40% and 42%.

The management further expects the 2016 capital budget to be slightly above US$9.5 billion.

TSMC’s 2016 Third quarter consolidated results :

(Unit: NT$ million, except for EPS)
	3Q16 Amount[a]		3Q15 Amount		YoY Inc. (Dec.) %	2Q16 Amount		QoQ Inc. (Dec.) %
Net sales	260,406		212,505		22.5	221,810		17.4
Gross profit	132,051		102,336		29.0	114,334		15.5
Income from operations	106,263		78,389		35.6	91,321		16.4
Income before tax	108,250		83,394		29.8	93,406		15.9
Net income	96,759		75,330		28.4	72,506		33.4
EPS (NT$)	3.73	[b]	2.91	[b]	28.4	2.80	[b]	33.4

a:	3Q2016 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2016 is expected to reach above 10 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com